November 15, 2013

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention: Mr. Michael Volley

RE:	Hancock Holding Company

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Response dated August 6, 2013

File No. 000-13089

Dear Mr. Volley:

This letter is in response to the comments received from the Commission via e-mail on September 12, 2013. In order to expedite the staff’s review of our responses, we have numbered and reproduced the full text of the staff’s comments, each of which is followed by our response.

December 31, 2012 Form 10-K

Comment 1: We note your response to comment 2 in your letter dated August 6, 2013. You indicate that the sales price discount relative to the discounted appraisal values of collateral dependent loans reflects the inclusion of projected expenses and the assumption of other risks by the buyer (e.g. legal costs, litigation risk, holding costs, bankruptcy risk, etc.) that would be accounted for as future period expenses rather than included in the current impairment valuation.

a.	Please tell us why you believe these costs/risks should not be incorporated in the current impairment valuation and provide supporting accounting guidance. Specifically tell us why these costs/risks are not quantitative and qualitative factors that market participants would use in pricing the loans consistent with the fair value measurement guidance in ASC 820.

b.	In the penultimate paragraph of the response, you indicate that other resolution strategies would not incur these costs/risks. Please provide us additional information about the other resolution strategies and why these strategies would not incur these costs/risks. Please clarify the principal market (or most advantageous market) for your impaired loans.

Securities and Exchange Commission

September 30, 2013

c.	In the final paragraph of the response, you indicate that $10.2 million of the $16.2 million in charge-offs from the bulk sale, or 63%, were included in your historical loss rates in your collectively evaluated allowance methodology. You also state that you believe the additional discount related to the bulk sale structure was approximately 20%. Please explain the apparent inconsistency between the 20% discount and excluding 37% of the charge-off’s from the allowance methodology. Additionally, please provide us supporting accounting guidance for excluding charge-offs from historical losses in your collectively evaluated allowance methodology.

d.	We note that certain loan relationships detailed in Appendix A have an ASC 310- 10 reserve that is greater than the excess of the recorded investment over the discounted appraisal amount (e.g. loans 4, 10, 14, 21). Please clarify to us how the ASC 310-10 reserve was calculated.

Response 1:

a.

ASC 310-10-35-22 provides that when a loan is impaired, the creditor shall measure impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, the creditor may measure impairment based on a loan’s observable market price, or the fair value of the collateral if the loan is collateral-dependent (i.e., repayment is expected only from the operation or sale of the collateral). If the practical expedient is used, the guidance in ASC 820 applies in determining the loan’s market price or the fair value of the collateral. The fair value of the collateral is adjusted for estimated selling costs if repayment of the loan is dependent on the sale of the collateral. As allowed by ASC 310-10-35-22 (and required by our regulators in Interagency Policy Statement on the ALLL (SR 06-17)), the Company measures impairment for collateral-dependent loans based on the fair value of the collateral, less estimated selling costs when applicable. The fair value of the underlying collateral is not the same as the fair value of the loan and would not incorporate all of the costs and risks that would be part of the pricing considerations of potential loan buyers. For impaired loans that are not collateral dependent, we measure impairment based on the present value of expected cash flows to be received from the borrower discounted at the loan’s effective interest rate, as provided for in ASC 310-10-35-22. This present value approach to measuring impairment is not a fair value measurement subject to the guidance in ASC 820 and, as such, would not incorporate the costs and risks that would be part of the pricing considerations of potential loan buyers. Expected costs to collect such loans and hold any underlying collateral are not a component of the cash flows to be received from the borrower or costs to sell the collateral. Such costs are accounted for as expenses in the period in which they are incurred. Currently, none of our impaired loans are measured for impairment using the

Securities and Exchange Commission

September 30, 2013

loan’s observable market value. We do have a small number of problem loans that are designated as held for sale and carried at the lower of cost or market value. The determination of fair market value for loans held for sale includes consideration of the collection and holding costs/risks that potential buyers would factor into their pricing, as is appropriate under the guidance in ASC 820.

b.	The Company’s principal resolution strategy with respect to problem loans is to work directly with the borrowers to maximize repayment, although we will move to take possession of and liquidate any underlying collateral as circumstances warrant. When a problem loan held for investment is individually evaluated for impairment, the Company follows the accounting guidance for measuring impairment in ASC 310-10-35-22 as discussed in our Response 1.a. above. The bulk loan sale discussed herein is the only transaction of its type that the Company has completed. When we decide to pursue a loan sale, the loans are reclassified as held for sale and carried at the lower of cost or market value. As noted in our Response 1.a. above, the determination of fair market value for loans held for sale includes consideration of the collection and holding costs/risks that potential buyers would factor into their pricing, as is appropriate under the guidance in ASC 820.

c.	For purposes of determining the allowance for originated loans that are collectively evaluated for impairment, a $4.6 million adjustment was made to charge offs related to the originated loans sold in the bulk sale. The adjustment represents the estimated amount of the discount the buyer in the bulk sale required to assume the additional risk of a bulk loan sale transaction. As this bulk sale is the only such transaction the Company has completed and no future such transactions are planned, management thought it was prudent to adjust the actual historical charge offs associated with the transaction to be more reflective of future expectations. The adjustment amount is derived from the difference between actual proceeds received and the proceeds that management estimates would have been received in a non-bulk sale transaction. The actual proceeds received for the originated loans through the bulk sale was $18.4 million, which is 20% less than the $23 million management estimates would have otherwise been received. The estimated proceeds as calculated for each loan was compared to each loan’s recorded investment, resulting in $11.6 million in estimated charge offs that are included in the measurement of credit impairment for loans collectively evaluated. Our previous response dated August 6, 2013 indicated that $10.2 million in adjusted charge offs was included in the measurement. This amount inadvertently excluded approximately $1.4 million in charge offs that had been taken earlier in the 4th quarter and are included in the measurement.

Determination of the portion of the ALLL for loans collectively evaluated for impairment under ASC 450-20 requires significant management judgment. Guidance for this determination is provided to financial institutions within SR 06-17. In accordance with the guidance, the Company determines this portion of the

Securities and Exchange Commission

September 30, 2013

allowance based on a loss-rate analysis which incorporates a historical loss rate as adjusted for changes in trends, conditions and other relevant factors. Consideration is given to those qualitative or environmental factors that are likely to cause estimated credit losses to differ from historical loss experience, including but not limited to, changes in the levels of delinquencies and problem loans, current business and economic conditions, credit concentrations, lending policies and procedures, lending staff, collateral values, loan profiles and volumes, quality of the loan review system, and changes in competition and regulations.

d.	The ASC 310-10 reserve is calculated quarterly for each relationship based on the recorded investment at quarter-end as compared to the discounted appraisal values determined as of the same date. After the impairment reserve was determined at 9/30/12, payments and/or partial charge-offs were taken between 10/01/12 and 12/25/12 that reduced the recorded investment balance as of 12/26/12 (date of the loan sale). Appendix A in our August 6, 2013 letter presented the recorded investment balances for each relationship as of 12/26/2012 compared to the ASC 310-10 reserve and discounted appraisal values determined as of 9/30/2012. The $16.2 million in fourth quarter charge-offs reported for the loans sold included both the $1.4 million taken between 10/1/2012 and 12/25/2012 as well as the charge offs taken at the sale date.

Comment 2: We note your response to comment 5 in your letter dated August 6, 2013. You disclose in response to comment 2 that in your fair value measurement for collateral dependent loans you discount third party appraisals based on the historical sales proceeds compared to appraised values. This discount appears to meet the definition of a level 3 input. This input also appears to be significant to the entire measurement and therefore, the entire measurement should be categorized within Level 3 of the fair value hierarchy. Refer to ASC 820-10-35- 38A. Please revise your disclosure accordingly or tell us why you do not believe the discount is a level 3 input. Additionally, please disclose the information required by ASC 820-10-50-2.bbb and c.

Response 2:

The fair value of the underlying collateral used to measure impairment of collateral-dependent impaired loans is based on third-party appraisals that take into consideration prices in observed transactions or other market-based information such as recent sales activity for similar assets in the property’s market. The discounts applied to the appraisals are based on the data from the Company’s sales transactions with third parties in its various markets that is available to market participants. The Company maintains an analysis of the actual proceeds, net of sales costs, received upon sale of each property over a three-year period and compares those net proceeds to prior appraisals. As the adjusted valuations are based on observable market data, we classified them as level 2.

Securities and Exchange Commission

September 30, 2013

The Company represents to the Securities and Exchange Commission and its Staff that the company is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (228) 868-4725.

Sincerely,

/s/ Michael M. Achary

Michael M. Achary